Exhibit 12.1

FGL HOLDINGS

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in millions)

	Predecessor as of September 30
	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Earnings
Income before income taxes	$507,400,000	$188,755,667	$181,933,510	$152,877,205	$333,978,707
Equity investee (income)/loss	-	-	44,092	(376,138)	(4,590,646)
Fixed charges	20,427,054	22,497,599	23,676,695	21,990,442	24,437,133
Distributed income of equity investees	-	-	-	-	2,987,420
Earnings Available for Fixed Charges	$527,827,054	$211,253,265	$205,654,297	$174,491,509	$356,812,614
Fixed Charges
Interest expense (1)	$20,427,054	$22,497,599	$23,676,695	$21,990,442	$24,437,133
Fixed charges added to earnings	$20,427,054	$22,497,599	$23,676,695	$21,990,442	$24,437,133
Ratio of earnings to fixed charges	25.84	9.39	8.69	7.93	14.60

1 - Includes amortization of deferred financing fees related to debt instruments